Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 1, 2024

VIA EDGAR TRANSMISSION

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”) Post-Effective Amendment No. 52 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23312; 333-221764

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 11, 2024, with respect to the Registration Statement and the Trust’s proposed new series, The BeeHive ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	Please advise whether and when you intend to file an N-14 with respect to the reorganization. Confirm you will not sell securities with this registration statement until the reorganization has been completed.

Response: The Trust responds by confirming it intends to file an N-14 sometime in October of 2024 and that it will not sell securities in connection with the Fund’s registration statement until the reorganization has been completed.

2.	Please supplementally provide the Staff with a completed Fee Table pre-effectively.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

3.	With respect to the Fund’s “Principal Investment Strategies” section, it states that the Fund may invest in equity securities which may include common and preferred stock, warrants, convertible securities and sponsored and unsponsored American Depositary Receipts (“ADRs”). Please revise as necessary to disclose the specific types of equity securities that will be invested in pursuant to the Fund’s principal investment strategies.

Response: The Trust responds by referring the Staff to a revised draft of this section as provided under separate cover.

4.	With respect to the Fund’s “Principal Investment Strategies” section, revise to clearly explain what is meant by “leading and defensible market positions,” “asymmetric expected-return profiles” and “catalysts to unlock value.” In general, clarify what you mean and how you identify investment opportunities.

Response: The Trust responds by referring the Staff to a revised draft of this section as provided under separate cover.

5.	With respect to the Fund’s “Principal Investment Strategies” section, where it mentions “proprietary fundamental research” on page 3, revise to provide additional disclosure here and in item 9 about the “proprietary fundamental research” used by the Sub-Adviser including the types of analyses, data, and information considered.

Response: The Trust responds by referring the Staff to a revised draft of this section as provided under separate cover.

6.	With respect to the Fund’s “Principal Investment Risks” section, since the Fund includes “Focused Portfolo Risk” as a risk factor, revise the strategies section to disclose the approximate number or range of holdings the Fund expects to hold.

Response: The Trust responds by adding a disclosure indicating a range of securities in which the Fund will typically invest.

7.	With respect to the Fund’s “Principal Investment Risks” section, since the Fund includes “Financials Sector Risk” as a risk factor, add conforming disclosure to the Fund’s principal investment strategies section.

Response: The Trust responds by revising the Fund’s principal investment strategies to make reference to the Fund’s exposure to the financials sector.

8.	Please disclose in the “Performance” section that had the Predecessor Fund been structured as an ETF it’s performance may have differed.

Response: The Trust responds by making the requested revision.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.84%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.84%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)	Other Expenses are restated from the Predecessor Fund’s (defined below) expenses based on contractual arrangements with the Fund’s current service providers.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$86	$268